UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

 (CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

October 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

2

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON PN

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CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON PN

4

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

5

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

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CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

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INTRODUCTORY NOTE

This amendment No. 9 (this “Amendment No. 9”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Company”). This Amendment No. 9 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 9 amends and supplements the statement on the Schedule 13D filed on November 19, 2012, November 21, 2013, August 17, 2015, August 21, 2015, February 9, 2016, February 22, 2016, November 14, 2016, February 17, 2017 and June 8, 2017 respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE OF FUNDS

Item 3 of the Schedule 13D is hereby supplemented as follows:

On October 13, 2017, immediately prior to the Effective Time (as defined and described in Item 4 of the Schedule 13D), GL Glee Investment Limited, a company incorporated under the laws of the Cayman Islands (“Glee”), the Rollover Holder, Holdco, Topco and Silver Biotech Elements Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Elements”) entered into an Amendment No. 1 to the Rollover Agreement (the “Amendment to the Rollover Agreement”), pursuant to which the parties agreed to amend the Rollover Agreement so that, as a result of the contribution of the Rollover Shares to Holdco by the Rollover Holder, Elements shall issue the same amount of ordinary shares to Glee. The information disclosed in this paragraph is qualified in its entirety by reference to the Amendment to the Rollover Agreement, a copy of which is filed as Exhibit 15 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 27, 2017, at the Special Meeting of Stockholders of the Company, the stockholders of the Company voted in favor of the proposal to approve the Merger Agreement, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a controlled subsidiary of Holdco (the “Merger”).

On October 13, 2017, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding (other than (i) shares held by the Company, Holdco or Merger Sub or any direct or indirect wholly-owned subsidiary of either the Company or Holdco, including the Rollover Shares (the “Excluded Shares”) and (ii) shares with respect to which the holder thereof have perfected and not withdrawn a demand for, and have not lost, appraisal rights pursuant to the DGCL as to appraisal rights (the “Dissenting Shares”)) was converted into the right to receive US$11.18 in cash per share, without interest (the “Merger Consideration”). At the Effective Time, each Excluded Share issued and outstanding immediately prior to the Effective Time, by virtue of the Merger, ceased to be outstanding and was automatically cancelled and retired without payment of any consideration therefor and ceased to exist.

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In addition, at the Effective Time, each of the outstanding, unsettled restricted stock unit of the Company (the “RSU”) and performance restricted stock unit of the Company (the “PRSU”) (whether vested or unvested) was cancelled and extinguished without payment of compensation therefor, except with respect to any required deferred payment for RSUs and PRSUs subject to Section 409A of the Internal Revenue Code of 1986. Shares of Common Stock acquired upon the settlement of the RSUs and the PRSUs prior to the Effective Time were treated as described in the paragraph immediately above for “Common Stock”. At the Effective Time, each stock option of the Company (the “Stock Option”), that was vested and unexercised as of immediately prior to the Effective Time (including any Stock Option that became vested as a result of the transactions contemplated by the Merger Agreement pursuant to the terms of any applicable agreements between the Company and the holders of such Stock Option) was cancelled and converted into the right to receive from the Company a cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the per share Merger Consideration over (y) the per share exercise price of such Stock Option and (ii) the number of shares of Common Stock subject to such Stock Option as of the Effective Time. For the avoidance of doubt, if the per share exercise price of a vested Stock Option exceeds the Merger Consideration, such Stock Option was cancelled for no consideration immediately prior to the Effective Time and the holder of such Stock Option shall have no further rights with respect thereto. Except as otherwise provided in the preceding sentence, each outstanding and unexercised Stock Option as of the Effective Time was cancelled and extinguished without payment.

Pursuant to the Rollover Agreement (as amended by the Amendment to the Rollover Agreement), the Rollover Holder contributed 4,750,116 shares of Common Stock of the Company to Holdco, and as a result of the contribution Elements issued the same amount of ordinary shares to Glee. The Rollover Holder received no consideration for the cancellation of the Rollover Shares.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any shares of Common Stock of the Company.

As a result of the Merger, the Common Stock ceased to be traded on the NASDAQ Global Select Market (“NASDAQ”) beginning at the close of business on October 13, 2017, U.S. Eastern Time and became eligible for delisting from the NASDAQ and the termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

The foregoing description of the Merger does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 4 to the Schedule 13 D and is incorporated herein by reference in its entirety

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) The fourth paragraph in item 4 of this Amendment No. 9 is incorporated herein by reference and is qualified in its entirety by reference to the Rollover Agreement and the Amendment to the Rollover Agreement. Other than the transactions listed above, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days from the date hereof.

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(d) Not applicable.

(e) October 13, 2017

The descriptions in Item 3 and Item 4 are incorporated herein by reference. The summaries of certain provisions of the agreements in this statement on the Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

To the best of the knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 15	Amendment No. 1 to Rollover Agreement, dated October 13, 2017, by and among Elements, Topco, Holdco, Glee and the Rollover Holder

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
Name: Hu Chou Hui
Title: Director

GL China Opportunities Fund L.P. By: GL Capital Management GP L.P., its General Partner By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
Name: Zhenfu Li
Title: Chief Executive Officer

GL Capital Management GP L.P. By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
Name: Zhenfu Li
Title: Chief Executive Officer

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

Mr. Zhenfu Li

By:	/s/ Zhenfu Li

[Signature Page to Schedule 13D]